EXHIBIT 99.1

Volvo Buses to Close Factory in Heilbronn

GOTEBORG, Sweden, June 15, 2005 (PRIMEZONE) -- Volvo Buses is closing its coach factory in Heilbronn, Germany. The formal decision to close the factory was taken by the board of directors at Volvo Busse Industries (Deutschland) GmbH. The decision will affect around 150 people.

Volvo Buses manufactures one of its coach models, the Volvo 9900, at the Heilbronn factory, a unique low volume product. The financial result for the Volvo 9900 has been unsatisfactory for many years.

Volvo Buses' board decided in the spring to no longer accept losses at the Heilbronn factory. Volvo Buses has worked with different alternatives for Heilbronn's future including trying to find a buyer for all, or part, of the business. The alternative of selling however has not been possible and therefore the decision has been taken to close the factory.

This decision is in line with Volvo Buses' long-term strategy for achieving profitability and continuing to upgrade the global coach range and concentrate manufacturing at the main factories.

The coaches already planned for the factory will be completed and the management expects around 150 employees to leave in stages during the summer and autumn. Volvo Busse Industries (Deutschland) GmbH, has, together with the unions, negotiated various supporting measures for the employees.

The costs related to the close down, around SEK 95 million, will be charged against income in Q2.

The commercial organisation in Germany will not be affected by this decision. Volvo Buses will continue investing in the country and offer the full product range, including the new version of the Volvo 9700 coach.

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Bus Corporation
          Per-Martin Johansson
          Communications officer/Media relations
          +46 31 322 52 00